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                                                            THOMAS H. NELSON
                                                             (206) 340-9654
 _________________, 1998                                 tnelson@grahamdunn.com



                                                                     EXHIBIT 8.2

GB, Inc.                                                  Valley Bank of Helena
202 Main Street                                           3030 N. Montana Avenue
Kalispell, Montana  59903                                 Helena, Montana  59601

        Re: Share Exchange / Tax Consequences

Ladies and Gentlemen:

        This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed share exchange ("Share Exchange") between GB, Inc. ("Glacier"), a Delaware corporation and bank holding corporation, and Valley Bank of Helena ("VB"), a Montana state-chartered commercial bank. Immediately prior to the Share Exchange, HUB Financial Corporation ("HUB"), a Montana corporation and bank holding company, proposes to merge with and into GB (the "Merger"). Prior to the Merger, HUB owned approximately 86.5 percent of the issued and outstanding common stock of VB.

        We have acted as legal counsel to Glacier in connection with the Share Exchange. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

        (a) The Plan and Agreement of Merger, dated as of December 30, 1997, between Glacier and HUB (the "Merger Agreement");

        (b) Agreement and Plan of Share Exchange, dated as of December 30, 1997, between Glacier and VB (the "Plan");

        (c) Form S-4 Registration Statement of Glacier filed with the Securities and Exchange Commission on ____________, 1998;

        (d) The Proxy Statement of HUB (included as part of the Registration Statement);

        (e) The Proxy Statement of VB (included as part of the Registration Statement);

        (f) The factual representations set forth in a letter from Glacier and VB, dated ___________________, 1998; and


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___________, 1998
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        (g)     Such other documents, instruments, records and information pertaining to the Share Exchange as we have deemed necessary for rendering our opinion.

        We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Share Exchange will be effected in accordance with the terms of the Plan.

        In connection with the proposed transactions and pursuant to the Plan, each share of VB's issued and outstanding voting common stock that is not owned by HUB prior to the Merger will be exchanged, in accordance with the Bank Exchange Ratio defined in the Plan, for shares of Glacier's voting common stock, and Glacier will become the sole shareholder of VB. No fractional shares will be involved. VB shareholders who perfect their dissenters rights under state law will be paid the cash value for their VB shares. Such payments will be made by VB without reimbursement by Glacier. Upon the consummation of the Share Exchange, VB will continue business using substantially all of its assets.

        Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the matter contemplated, it is our opinion that with respect to the Share Exchange:

1. The acquisition by Glacier of the outstanding shares of VB, solely for Glacier voting common stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code, as amended (the "Code"). VB and Glacier will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by VB shareholders upon the receipt of Glacier voting common stock solely in exchange for their shares of VB stock, pursuant to Section 354(a)(1) of the Code.

3. The basis of the shares of Glacier voting common stock received by VB shareholders will be the same as the basis of the VB stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

4. The holding period of the shares of Glacier voting common stock received by VB shareholders will include the holding period during which the VB stock surrendered in exchange therefor was held, provided that the shares of VB stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.
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5.      Where cash is received by any dissenting shareholder of VB in exchange for the surrender of all of such shareholder's VB stock, the cash will be treated as received by the shareholder as a distribution in redemption of his or her VB stock, subject to the provisions and limitation of Section 302 of the Code.

6. No gain or loss will be recognized by Glacier upon the receipt of the shares of VB stock in exchange for shares of Glacier voting common stock, as described above, pursuant to Section 1032(a) of the Code.

7. The basis of the shares of VB stock received by Glacier will be the same as the basis of such VB stock in the hands of the VB shareholders immediately prior tot he exchange, pursuant to Section 362(b) of the Code.

8. The holding period of the VB stock received by Glacier will include the period during which the VB stock was held by the VB shareholders, pursuant to Section 1223(2) of the Code.

        Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in private rulings that transactions substantially identical to the Share Exchange result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of Glacier, the shareholders of Glacier and the shareholders of VB, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

        Consent is hereby given to the filing of this opinion as an exhibit to the Registration Statement and to the legal reference to this firm under the caption "Certain Legal Matters" concerning certain tax matters relating to the Share Exchange. This consent shall not be construed to cause us to be in the category of persons whose consent is required to be filed pursuant to Section 7 of the Act, or the rules and regulations of the SEC promulgated under the Act.
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___________, 1998
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                                            Sincerely,

                                            GRAHAM & DUNN



                                            Thomas H. Nelson



THN/jlb